MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA
wjarcher@morellalaw.com
(412) 369-9696 x127

December 18, 2013

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

> Re: **Strategic Global Investment, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 9, 2013**
> **File No. 024-10371**

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the *"Company"*) in response to comments received from the staff of the Division of Corporation Finance (the *"Staff"*) of the U.S. Securities and Exchange Commission (the *"Commission"*) by letter dated December 16, 2013 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to Amendment No. 2 to the Company's Offering Statement on Form 1-A (File No. 024-10371) (the "Amendment"), which was filed with the Commission on December 9, 2013.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are providing to you a prosed revision to Item 5 to Form 1-A. The revision reflects the Company's responses to the comments from the Staff.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

1.   We note your responses to comment 2 in our prior letters dated November 13, 2013 and December 3, 2013. The amount of cash raised through your previous offerings as



referenced in your response letters does not appear to match the cash amounts disclosed under Item 5 of your Offering Statement. Please review all of your transactions listed under Item 5 and revise to clarify how much cash was received in each transaction, how much debt was received and how much was in exchange for services rendered. Please confirm in your response letter, if true, that your previous reference to "installment payments" was intended to mean note issuances.

Response: The Company has revised Item 5 as requested. In making the revisions, the Company has broken out cash and non-cash consideration which it received. It has also removed certain "sales" which have been rescinded by mutual agreement of the parties. The Company originally included those "sales" in the interest of giving the Staff and investors full disclosure concerning its activities in selling shares, with the financial statements providing disclosure of the amounts of cash received and the amount of the notes receivable which it was carrying. However, to make Item 5 a disclosure of consideration received, whether cash or non-cash, the Company feels it is best to remove disclosure of the sales which have been rescinded. Finally, the Company confirms that its previous references in Item 5 or in any letter responding to the Staff's comments to "installment payments" meant that it had received a note which was due at some time in the future.

Should you have any questions about these responses, please contact the undersigned.

Very truly yours,

Warren J. Archer

WJA/dlp
Enclosures
cc: Mr. Gregory Dundas
Mr. Andrew Fellner

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